

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via Email</u>
Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson Street, Suite 3600
Houston, Texas 77002

> **Re: Natural Resource Partners L.P.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 11, 2012**
> **File No. 333-183314**

Dear Mr. Hogan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Legality Opinion</u>

1. We note counsel's assumptions that the Registration Statement will have become effective and comply with applicable law and that all securities will be issued and sold in compliance with applicable federal and state securities laws. Please have counsel delete or revise these assumptions. Note that it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that "assume away" the relevant issue or that assume any of the material facts underlying the opinion, such as compliance with state laws. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: E. Ramey Layne
        Vinson & Elkins L.L.P.